Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2016

1.	Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at the sixth meeting of the Board of Directors of the Company in 2016 (extraordinary). All Directors participated in the meeting of the Board of Directors.

1.3	Mr. Wang Yilin, Chairman of the Board of the Company, Mr. Wang Dongjin, Vice Chairman of the Board of the Company and President of the Company, and Mr. Zhao Dong, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,405,704	2,393,844	0.5
Equity attributable to owners of the Company	1,181,910	1,179,716	0.2

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	190,917	(4.2)

				Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2016	2015	Changes over the same period of the preceding year (%)	2016	2015	Changes over the same period of the preceding year (%)
Revenue	411,370	427,481	(3.8)	1,150,437	1,305,105	(11.9)
Profit attributable to owners of the Company	1,200	5,195	(76.9)	1,731	30,601	(94.3)
Return on net assets (%)	0.1	0.4	(0.3 Percentage point )	0.1	2.6	(2.5 Percentage points )
Basic earnings per share (RMB)	0.01	0.03	(76.9)	0.01	0.17	(94.3)
Diluted earnings per share (RMB)	0.01	0.03	(76.9)	0.01	0.17	(94.3)

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,405,988	2,394,094	0.5
Equity attributable to equity holders of the Company	1,182,176	1,179,968	0.2

Items	From the beginning of the year to the end of the reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	190,917	(4.2)

				Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2016	2015	Changes over the same period of the preceding year (%)	2016	2015	Changes over the same period of the preceding year (%)
Operating income	411,370	427,481	(3.8)	1,150,437	1,305,105	(11.9)
Net profit attributable to equity holders of the Company	1,196	5,194	(77.0)	1,724	30,598	(94.4)
Net profit/(loss) after deducting non-recurring profit/loss items attributable to equity holders of the Company	448	5,462	(91.8)	(9,043)	31,310	—
Weighted average return on net assets (%)	0.1	0.4	(0.3 Percentage point )	0.1	2.6	(2.5 Percentage points )
Basic earnings per share (RMB)	0.01	0.03	(77.0)	0.01	0.17	(94.4)
Diluted earnings per share (RMB)	0.01	0.03	(77.0)	0.01	0.17	(94.4)

Unit: RMB Million
Non-recurring profit/loss items	For the nine months ended September 30, 2016 profit/(loss)
Net loss on disposal of non-current assets	(1,521)
Government grants recognised in the income statement	3,592
Net gain on disposal of available-for-sale financial assets	36
Reversal of provisions for bad debts against receivables	16
Gain on disposal of investment in subsidiaries	24,654
Other non-operating income and expenses	(1,697)

Sub-total	25,080

Tax impact of non-recurring profit/loss items	(3,807)
Impact of non-controlling interests	(10,506)

Total	10,767

2.1.3	Differences between CAS and IFRS

☒  Applicable        ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB20,794 million and RMB20,786 million, respectively, with a difference of RMB8 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,364,321 million and RMB1,364,607 million, respectively, with a difference of RMB286 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholdings of Top Ten Shareholders of Shares without Selling Restrictions and Shareholdings of Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	591,681 shareholders including 584,411 holders of A shares and 7,270 holders of H shares (including 231 holders of the American Depository Shares)

Shareholdings of the top ten shareholders of shares without selling restrictions

Name of shareholders		Number of shares held		Type of shares
1	CNPC	157,409,693,528	(1)	A shares
2	HKSCC Nominees Limited(2)	20,853,237,386	(3)	H shares
3	China Securities Finance Corporation Limited	1,131,911,498		A shares
4	Baosteel Group Corporation	624,000,000		A shares
5	Central Huijin Asset Management Co., Ltd.	206,109,200		A shares
6	Hong Kong Securities Clearing Company Limited (4)	37,864,935		A shares
7	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	35,636,403		A shares
8	China Life Insurance Company Limited-dividend-individual dividend-005L-FH002 Shanghai	22,132,986		A shares
9	China Construction Bank Corporation-Shanghai 180 Index ETF Securities Investment Fund	13,568,056		A shares
10	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership)-Quanzheng No.1 Fund	12,515,328		A shares

Shareholdings of the top ten shareholders of shares

Name of shareholders		Number of shares held	Type of shares
1	CNPC	157,409,693,528	A shares
2	HKSCC Nominees Limited	20,853,237,386	H shares
3	China Securities Finance Corporation Limited	1,131,911,498	A shares
4	Baosteel Group Corporation	624,000,000	A shares
5	Central Huijin Asset Management Co., Ltd.	206,109,200	A shares
6	Hong Kong Securities Clearing Company Limited	37,864,935	A shares
7	Industrial and Commercial Bank of China Limited-Shanghai 50 Index ETF Securities Investment Fund	35,636,403	A shares
8	China Life Insurance Company Limited-dividend-individual dividend-005L-FH002 Shanghai	22,132,986	A shares
9	China Construction Bank Corporation-Shanghai 180 Index ETF Securities Investment Fund	13,568,056	A shares
10	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership)-Quanzheng No.1 Fund	12,515,328	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited, both of which are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd, both of which are holders of ordinary shares of Industrial and Commercial Bank of China Limited, China Life Insurance Company Limited and China Construction Bank Corporation, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On July 13, 2016, the State-owned Assets Supervision and Administration Commission of the State Council approved the gratuitous transfer of 624,000,000 A shares of the Company, representing 0.34% of the total issued shares of the Company, from CNPC to Baosteel Group Corporation (the “Baosteel Group”) and the registration procedures for this gratuitous shares transfer has been completed as at the date of this announcement. After the gratuitous shares transfer, CNPC holds 157,409,693,528 A shares of the Company, representing 86.01% of the total issued shares of the Company; Baosteel Group holds 624,000,000 A shares of the Company, representing 0.34% of the total issued shares of the Company. The details are set out in the announcements posted by the Company on the website of Shanghai Stock Exchange (No. Lin 2016-029, Lin 2016-033 and Lin 2016-035).

(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through the Hong Kong Stock Exchange as a nominal holder.

2.3	Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐  Applicable        ☒  Inapplicable

2.4	Business Review

In the first three quarters of 2016, the world economy recovered weakly on an unbalanced basis with an increase in uncertainty and risks. China’s economy was generally stable but still faced with a downward pressure. The international crude oil prices recovered with fluctuations after touching the bottom. The average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil were US$41.88 per barrel and US$41.41 per barrel respectively, representing a decrease of 24.3% and 18.7% as compared with the same period of last year. The domestic refined oil market reflected more competition with abundant supply. Facing the severe and complicated operating situation at home and abroad, the Group adhered to the guidelines of developing on a prudent basis, and continued to broaden sources of income, reduce expenditure, cut costs and enhance efficiency. The Group achieved stable and controlled production and operation and it’s operating results met expectations.

In respect of exploration and production, adhering to the principle of profitability, the Group continued to optimise its domestic crude oil production plan and output structure and pushed forward its domestic production and operation of natural gas in a steady way while maintaining a stable growth in the output of overseas oil and gas. In the first three quarters of 2016, the crude oil output of the Group amounted to 696.6 million barrels, representing a decrease of 3.6% as compared with the same period of last year. Of which, the domestic crude oil output was 575.2 million barrels, representing a decrease of 5.1% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 2,428.9 billion cubic feet, representing an increase of 6.1% as compared with the same period of last year. The oil and gas equivalent output was 1,101.5 million barrels, representing a decrease of 0.3% as compared with the same period of last year, of which the overseas oil and gas equivalent output was 154.7 million barrels, representing an increase of 7.8% as compared with the same period of last year. In the first three quarters of 2016, in the exploration and production segment, the Group took proactive measures to cope with changes in the market and oil prices, strengthened control over capital expenditures, expenses and costs, and devoted major efforts to control and reduce losses, thus, the oil and gas lifting cost was US$11.56 per barrel, representing a decrease of 9.9% as compared with the same period of last year. The operating loss was RMB3,949 million, representing a profit decrease of RMB50,462 million as compared with the operating profit of RMB46,513 million for the same period of last year, however it was growing quarter-on-quarter.

In respect of refining and chemicals, the Group made an integrated plan in light of profitability, market and resources. The Group kept optimising the structure of products, increased the production of highly value-added chemical products and strengthened control over costs and expenses, thus maintaining the tendency to make profit and increase profitability. In the first three quarters of 2016, the Group processed 707.9 million barrels of crude oil, representing a decrease of 4.6% as compared with the same period of last year. The Group produced 63.669 million tons of gasoline, diesel and kerosene, representing a decrease of 7.5% as compared with the same period of last year. The Group reduced the diesel to gasoline ratio of its production down to 1.41, while the commercialised chemical products increased by 6.6% as compared with the same period of last year. In the first three quarters of 2016, the refining and chemicals segment achieved an operating profit of RMB34,311 million, representing an increase of RMB31,252 million as compared with the operating profit of RMB3,059 million for the same period of last year. The refining operations achieved an operating profit of RMB25,716 million, representing an increase of RMB24,055 million as compared with the operating profit of RMB1,661 million for the same period of last year. The chemicals operations achieved an operating profit of RMB8,595 million, representing an increase of RMB7,197 million as compared with the operating profit of RMB1,398 million for the same period of last year.

In respect of marketing, facing such challenges as the slowdown in the growth of consumption of refined products, the downward movements of prices and fierce competition, the Group explored multiple marketing channels, optimised its sales structure, and fully leveraged the role of international trade in regulating resources and creating profitability. In the first three quarters of 2016, the Group sold 118.727 million tons of gasoline, diesel and kerosene, staying stable as compared with the same period of last year. In the first three quarters of 2016, the marketing segment achieved an operating profit of RMB6,805 million, representing an increase in profit of RMB7,783 million as compared with the operating loss of RMB978 million for the same period of last year.

In respect of natural gas and pipeline, the Group cut down comprehensive purchase costs by coordinating and optimising the utilisation of various resources as domestically produced gas and imported gas, kept improving the operating efficiency and profitability of pipelines network, and adjusted its marketing strategy based on seasonal factors. In the first three quarters of 2016, as a result of the drop in natural gas prices as compared with the same period of last year and other factors, the natural gas and pipeline segment achieved an operating profit of RMB17,857 million, representing a decrease of 29.7% as compared with the operating profit of RMB25,384 million for the same period of last year. In the first three quarters of 2016, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB10,573 million, representing a decrease in loss of RMB1,198 million as compared with the same period of last year.

In the first three quarters of 2016, the average realised price for crude oil of the Group was US$35.79 per barrel, representing a drop of 30.0% as compared with the same period of last year, of which the domestic realised price was US$35.14 per barrel; and the average realised price for natural gas was US$4.67 per thousand cubic feet, representing a decrease of 27.0% as compared with the same period of last year, of which the domestic realised price was US$4.98 per thousand cubic feet.

Summary of Key Operating Data for the First Three Quarters of 2016

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2016	2015
Crude oil output	Million barrels	696.6	722.9	(3.6)
of which: domestic	Million barrels	575.2	606.2	(5.1)
overseas	Million barrels	121.4	116.7	4.0
Marketable natural gas output	Billion cubic feet	2,428.9	2,289.0	6.1
of which: domestic	Billion cubic feet	2,229.1	2,128.1	4.8
overseas	Billion cubic feet	199.8	160.9	24.1
Oil and natural gas equivalent output	Million barrels	1,101.5	1,104.5	(0.3)
of which: domestic	Million barrels	946.8	960.9	(1.5)
overseas	Million barrels	154.7	143.6	7.8
Processed crude oil	Million barrels	707.9	741.7	(4.6)
Gasoline, kerosene and diesel output	Thousand tons	63,669	68,802	(7.5)
of which: Gasoline	Thousand tons	24,563	23,827	3.1
Kerosene	Thousand tons	4,475	4,035	10.9
Diesel	Thousand tons	34,631	40,940	(15.4)
Gasoline, kerosene and diesel sales	Thousand tons	118,727	119,298	(0.5)
of which: Gasoline	Thousand tons	46,773	45,854	2.0
Kerosene	Thousand tons	12,191	10,710	13.8
Diesel	Thousand tons	59,763	62,734	(4.7)
Output of key chemical products
Ethylene	Thousand tons	4,147	3,595	15.4
Synthetic resin	Thousand tons	6,781	5,898	15.0
Synthetic fiber raw materials and polymer	Thousand tons	1,054	989	6.6
Synthetic rubber	Thousand tons	568	512	10.9
Urea	Thousand tons	1,657	1,788	(7.3)

Notes:	(1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒  Applicable      ☐  Inapplicable

Unit: RMB Million
Items	September 30, 2016	December 31, 2015	Changes (%)	Key explanation of the changes
Cash at bank and on hand	120,822	73,692	64.0	Mainly due to the receipt of funds raised from corporate bonds and short-term borrowings
Advances to suppliers	28,693	19,313	48.6	Mainly due to the increase in advances for materials as compared with that at the end of preceding year
Short-term borrowings	100,436	70,059	43.4	Mainly due to the increase in short-term borrowings for the purpose of reducing financing costs and optimising the debt structure
Employee compensation payable	11,770	5,900	99.5	Mainly due to the increase in the outstanding amount of remuneration payable as compared with that at the end of last year
Other current liabilities	9,709	4,326	124.4	Mainly due to the provision for 2016 interim dividend during the period
Debentures payable	141,620	105,014	34.9	Mainly due to the issuance of corporate bonds during the reporting period

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2016	2015
Asset impairment losses	83	39	112.8	Mainly due to the provision for impairment of long-term equity investment recognized by the Group during the reporting period
Investment income	28,417	3,525	706.2	Mainly due to the disposable gain of part of equity interests of Trans-Asia Gas Pipeline Co., Ltd. amounting to RMB24,534 million during the reporting period
Operating profit	31,456	46,673	(32.6)	Mainly due to the drop of prices of oil and gas products which resulted in a significant decrease in revenue as compared with the same period last year
Profit before taxation	33,430	47,858	(30.1)
Net profit	20,786	35,889	(42.1)
Net profit attributable to non-controlling interests	19,062	5,291	260.3	Mainly due to the increase in the net profit of certain subsidiaries of the Group
Net profit attributable to equity holders of the Company	1,724	30,598	(94.4)	Mainly due to the combined impacts of the decrease in profits of the Company as a result of the drop of prices of oil and gas products, and the increase in the net profit attributable to non-controlling interests
Basic earnings per share (RMB Yuan)	0.01	0.17	(94.4)
Diluted earnings per share (RMB Yuan)	0.01	0.17	(94.4)

	For the nine months ended September 30		Changes (%)	Key explanation of the changes
Items	2016	2015
Other comprehensive income/(loss)	6,965	(14,999)	—	Mainly due to the increase in translation differences arising on translation of foreign currency financial statements caused by the appreciation of the foreign currency such as US dollar and Tenge against RMB
Share of other comprehensive income/(loss) of equity-accounted investee	247	(35)	—	Mainly due to the increase in the market value of available-for-sale financial assets held by associates and joint ventures
Gains or losses arising from changes in fair value of available-for-sale financial assets	(479)	56	—	Mainly due to the changes in fair value of available-for-sale financial assets held by the Group
Translation differences arising on translation of foreign currency financial statements	5,237	(11,881)	—	Mainly due to the increase in translation differences arising on translation of foreign currency financial statements caused by the appreciation of the foreign currency such as US dollar and Tenge against RMB
Other comprehensive income/(loss) attributable to non-controlling interests of the Company, net of tax	1,960	(3,139)	—
Total comprehensive income	27,751	20,890	32.8	Mainly due to the combined impacts of the drop of prices of oil and gas product, the increase in the net profit of certain subsidiaries and the currency appreciation of some overseas resource countries
Total comprehensive income attributable to equity holders of the Company	6,729	18,738	(64.1)	Mainly due to the combined impacts of the decrease in the profits of the Company and the currency appreciation of some overseas resource countries
Total comprehensive income attributable to non-controlling interests of the Company	21,022	2,152	876.9	Mainly due to the increase in the net profit of certain subsidiaries of the Group and and the currency appreciation of some overseas resource countries

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐  Applicable      ☒  Inapplicable

3.3	Status of fulfilment of undertakings given by the Company and shareholders with a shareholding of 5% or more

☒  Applicable      ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2016 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☒  Applicable      ☐  Inapplicable

In the first three quarters of 2016, the prices of crude oil fluctuated at a low level, which had a significant impact on the profitability of the Company. If the prices of crude oil remain at the low level in the fourth quarter of 2016, it is expected that there will be a significant decrease in the crude oil price realised by the Company as compared with the same period of last year. The net profit of the Company attributable to equity holders of the Company for 2016 is expected to decrease substantially as compared with the same period of last year.

The above estimation was only preliminary, please refer to 2016 Annual Report to be officially disclosed by the Company for specific and accurate financial information.

3.5	Matters after the Balance Sheet Date

☒  Applicable      ☐  Inapplicable

The Notice of National Development and Reform Commission Regarding the Circulation of the Administrative Measures for the Transportation Price of Natural Gas Pipelines (for trial implementation) and the Measures for Monitoring the Pricing Costs of Transportation of Natural Gas by Pipelines (for trial implementation) ( ) issued by the National Development and Reform Commission (the “NDRC”) (Fa Gai Jia Ge Gui [2016] No.2142), in force as from January 1, 2017, stipulates that: (1) the pricing method shall follow the principle of “permitted cost plus reasonable income” and the method and procedures for determining and adjusting prices and the related core indexes such as permitted income rate and load rate are also defined; (2) it is required that independent accounting should be conducted in respect of the natural gas transportation business with the related costs to be calculated separately, and the standards for determining the major indexes constituting costs are also defined; and (3) appropriate public disclosure of cost-related information is required.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

October 28, 2016

As at the date of this announcement, the board of directors of the Company comprises Mr Wang Yilin as the Chairman; Mr Zhang Jianhua as the Vice Chairman and non-executive Director, Mr Wang Dongjin as the Vice Chairman and executive Director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen, Mr Xu Wenrong and Mr Liu Hongbin as non-executive Directors; and Mr Zhao Zhengzhang as executive Director; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

4	Appendix

A.	Financial statements for the third quarter of 2016 prepared in accordance with IFRS

1-1	Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2016	2015
	RMB million	RMB million
REVENUE	411,370	427,481

OPERATING EXPENSES
Purchases, services and other	(252,539)	(265,706)
Employee compensation costs	(28,223)	(28,289)
Exploration expenses, including exploratory dry holes	(6,783)	(4,616)
Depreciation, depletion and amortisation	(50,575)	(45,664)
Selling, general and administrative expenses	(17,792)	(17,224)
Taxes other than income taxes	(45,933)	(50,045)
Other income, net	1,450	269

TOTAL OPERATING EXPENSES	(400,395)	(411,275)

PROFIT FROM OPERATIONS	10,975	16,206

FINANCE COSTS
Exchange gain	325	4,238
Exchange loss	(314)	(5,291)
Interest income	1,075	344
Interest expense	(6,245)	(5,787)

TOTAL NET FINANCE COSTS	(5,159)	(6,496)

SHARE OF PROFIT / (LOSS) OF ASSOCIATES AND JOINT VENTURES	1,021	(285)

PROFIT BEFORE INCOME TAX EXPENSE	6,837	9,425
INCOME TAX EXPENSE	(2,948)	(2,124)

PROFIT FOR THE PERIOD	3,889	7,301

OTHER COMPREHENSIVE INCOME / (LOSS) RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	602	(10,458)
Fair value gain from available-for-sale financial assets, net of tax	471	22
Share of the other comprehensive loss of associates and joint ventures accounted for using the equity method	114	224

OTHER COMPREHENSIVE INCOME / (LOSS), NET OF TAX	1,187	(10,212)

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD	5,076	(2,911)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	1,200	5,195
Non-controlling interests	2,689	2,106

	3,889	7,301

TOTAL COMPREHENSIVE INCOME / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	2,013	(2,312)
Non-controlling interests	3,063	(599)

	5,076	(2,911)

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.01	0.03

1-2	Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2016	2015
	RMB million	RMB million
REVENUE	1,150,437	1,305,105

OPERATING EXPENSES
Purchases, services and other	(680,473)	(793,728)
Employee compensation costs	(85,069)	(85,579)
Exploration expenses, including exploratory dry holes	(15,804)	(17,015)
Depreciation, depletion and amortisation	(156,560)	(137,547)
Selling, general and administrative expenses	(53,022)	(54,716)
Taxes other than income taxes	(140,714)	(155,327)
Other income, net	26,720	2,128

TOTAL OPERATING EXPENSES	(1,104,922)	(1,241,784)

PROFIT FROM OPERATIONS	45,515	63,321

FINANCE COSTS
Exchange gain	6,518	6,329
Exchange loss	(5,970)	(7,649)
Interest income	1,833	1,219
Interest expense	(18,176)	(18,352)

TOTAL NET FINANCE COSTS	(15,795)	(18,453)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	3,717	2,994

PROFIT BEFORE INCOME TAX EXPENSE	33,437	47,862
INCOME TAX EXPENSE	(12,643)	(11,970)

PROFIT FOR THE PERIOD	20,794	35,892

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	7,176	(15,012)
Fair value gains or losses from available-for-sale financial assets, net of tax	(479)	56
Share of the other comprehensive income / (loss) of associates and joint ventures accounted for using the equity method	247	(43)

OTHER COMPREHENSIVE INCOME / (LOSS), NET OF TAX	6,944	(14,999)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	27,738	20,893

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	1,731	30,601
Non-controlling interests	19,063	5,291

	20,794	35,892

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	6,715	18,741
Non-controlling interests	21,023	2,152

	27,738	20,893

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.01	0.17

2.	Consolidated Statement of Financial Position

	September 30, 2016	December 31, 2015
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,719,739	1,784,905
Investments in associates and joint ventures	82,024	70,976
Available-for-sale financial assets	2,252	2,869
Advance operating lease payments	69,865	70,551
Intangible and other non-current assets	99,812	98,272
Deferred tax assets	16,910	16,927

TOTAL NON-CURRENT ASSETS	1,990,602	2,044,500

CURRENT ASSETS
Inventories	131,784	126,877
Accounts receivable	61,933	52,262
Prepayment and other current assets	91,892	88,280
Notes receivable	8,671	8,233
Time deposits with maturities over three months but within one year	875	919
Cash and cash equivalents	119,947	72,773

TOTAL CURRENT ASSETS	415,102	349,344

CURRENT LIABILITIES
Accounts payable and accrued liabilities	331,602	331,040
Income taxes payable	9,242	7,879
Other taxes payable	27,147	26,262
Short-term borrowings	141,016	106,226

TOTAL CURRENT LIABILITIES	509,007	471,407

NET CURRENT LIABILITIES	(93,905)	(122,063)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,896,697	1,922,437

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	705,030	711,755
Reserves	293,859	284,940

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,181,910	1,179,716
NON-CONTROLLING INTERESTS	182,411	164,318

TOTAL EQUITY	1,364,321	1,344,034

NON-CURRENT LIABILITIES
Long-term borrowings	383,941	434,475
Asset retirement obligations	124,185	117,996
Deferred tax liabilities	12,073	13,120
Other long-term obligations	12,177	12,812

TOTAL NON-CURRENT LIABILITIES	532,376	578,403

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,896,697	1,922,437

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

3.	Consolidated Statement of Cash Flows

	Nine months ended September 30
	2016	2015
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	20,794	35,892
Adjustments for:
Income tax expense	12,643	11,970
Depreciation, depletion and amortisation	156,560	137,547
Capitalised exploratory costs charged to expense	8,398	9,855
Safety fund reserve	3,553	3,744
Share of profit of associates and joint ventures	(3,717)	(2,994)
Reversal of provision for impairment of receivables, net	7	(73)
Write down in inventories, net	76	131
Gain on disposal of available-for-sale financial assets	(36)	(268)
Loss on disposal of property, plant and equipment	918	314
Gain on disposal of other non-current assets	(10)	(15)
Gain on disposal of subsidiaries	(24,637)	—
Loss on disposal of associates and joint ventures	24	—
Dividend income	(51)	(263)
Interest income	(1,833)	(1,219)
Interest expense	18,176	18,352
Changes in working capital:
Accounts receivable, prepayments and other current assets	(19,070)	(19,885)
Inventories	(4,914)	25,074
Accounts payable and accrued liabilities	38,378	(7,819)

CASH FLOWS GENERATED FROM OPERATIONS	205,259	210,343
Income taxes paid	(14,342)	(11,002)

NET CASH FLOWS FROM OPERATING ACTIVITIES	190,917	199,341

3.	Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2016	2015
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(114,146)	(147,864)
Acquisition of investments in associates and joint ventures	(1,563)	(1,217)
Acquisition of available-for-sale financial assets	(395)	(272)
Advance payments on long-term operating leases	(1,663)	(1,729)
Acquisition of intangible assets and other non-current assets	(2,895)	(1,357)
Proceeds from disposal of property, plant and equipment	173	344
Proceeds from disposal of other non-current assets	667	677
Interest received	1,655	1,277
Dividends received	10,135	6,869
Decrease in time deposits with maturities over three months	47	4,002

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(107,985)	(139,270)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(326,578)	(382,176)
Repayments of long-term borrowings	(246,665)	(175,052)
Interest paid	(14,043)	(15,400)
Dividends paid to non-controlling interests	(1,494)	(3,641)
Dividends paid to owners of the Company	(4,648)	(27,452)
Increase in short-term borrowings	356,628	374,286
Increase in long-term borrowings	199,727	195,230
Capital contribution from non-controlling interests	652	289
Capital reduction of subsidiaries	(1)	(290)
Decrease in other long-term obligations	(675)	(3,437)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(37,097)	(37,643)

TRANSLATION OF FOREIGN CURRENCY	1,339	(765)

Increase in cash and cash equivalents	47,174	21,663
Cash and cash equivalents at beginning of the period	72,773	73,778

Cash and cash equivalents at end of the period	119,947	95,441

4.	Segment Information

	Nine months ended September 30
	2016	2015
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	229,820	293,672
Revenue from external customers	53,180	69,950

	283,000	363,622

Refining and Chemicals
Intersegment sales	320,537	386,569
Revenue from external customers	102,428	105,853

	422,965	492,422

Marketing
Intersegment sales	88,838	113,033
Revenue from external customers	840,221	943,184

	929,059	1,056,217

Natural Gas and Pipeline
Intersegment sales	20,978	19,859
Revenue from external customers	153,706	185,166

	174,684	205,025

Head Office and Other
Intersegment sales	223	252
Revenue from external customers	902	952

	1,125	1,204

Total revenue from external customers	1,150,437	1,305,105

(Loss) / profit from operations
Exploration and Production	(3,949)	46,513
Refining and Chemicals	34,311	3,059
Marketing	6,805	(978)
Natural Gas and Pipeline	17,857	25,384
Head Office and Other	(9,509)	(10,657)

	45,515	63,321

B.	Financial statements for the third quarter of 2016 prepared in accordance with CAS
1.	Consolidated Balance Sheet

ASSETS	September 30, 2016	December 31, 2015
	RMB million	RMB million
Current assets
Cash at bank and on hand	120,822	73,692
Notes receivable	8,671	8,233
Accounts receivable	61,933	52,262
Advances to suppliers	28,693	19,313
Other receivables	17,690	14,713
Inventories	131,784	126,877
Other current assets	45,509	54,254

Total current assets	415,102	349,344

Non-current assets
Available-for-sale financial assets	2,215	2,832
Long-term equity investments	82,098	70,999
Fixed assets	655,371	681,561
Oil and gas properties	821,988	870,350
Construction in progress	234,134	225,566
Construction materials	7,494	6,917
Intangible assets	70,069	71,049
Goodwill	45,796	45,589
Long-term prepaid expenses	24,957	27,534
Deferred tax assets	16,910	16,927
Other non-current assets	29,854	25,426

Total non-current assets	1,990,886	2,044,750

TOTAL ASSETS	2,405,988	2,394,094

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

1.	Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2016	December 31, 2015
	RMB million	RMB million
Current liabilities
Short-term borrowings	100,436	70,059
Notes payable	6,116	7,066
Accounts payable	176,785	202,885
Advances from customers	62,722	50,930
Employee compensation payable	11,770	5,900
Taxes payable	36,389	34,141
Other payables	64,500	59,933
Current portion of non-current liabilities	40,580	36,167
Other current liabilities	9,709	4,326

Total current liabilities	509,007	471,407

Non-current liabilities
Long-term borrowings	242,321	329,461
Debentures payable	141,620	105,014
Provisions	124,185	117,996
Deferred tax liabilities	12,071	13,116
Other non-current liabilities	12,177	12,812

Total non-current liabilities	532,374	578,399

Total liabilities	1,041,381	1,049,806

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,516	128,008
Special reserve	15,075	11,648
Other comprehensive income	(31,272)	(36,277)
Surplus reserves	186,840	186,840
Undistributed profits	699,996	706,728

Equity attributable to equity holders of the Company	1,182,176	1,179,968
Non-controlling interests	182,431	164,320

Total shareholders’ equity	1,364,607	1,344,288

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,405,988	2,394,094

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

2.	Company Balance Sheet

ASSETS	September 30, 2016	December 31, 2015
	RMB million	RMB million
Current assets
Cash at bank and on hand	47,029	12,970
Notes receivable	6,278	6,745
Accounts receivable	12,640	7,362
Advances to suppliers	12,336	2,986
Other receivables	60,044	124,601
Inventories	88,811	91,912
Other current assets	40,512	42,268

Total current assets	267,650	288,844

Non-current assets
Available-for-sale financial assets	1,464	1,528
Long-term equity investments	376,555	379,914
Fixed assets	340,808	356,658
Oil and gas properties	560,191	596,163
Construction in progress	117,037	116,889
Construction materials	3,286	2,843
Intangible assets	52,161	53,336
Long-term prepaid expenses	20,700	21,411
Deferred tax assets	13,230	13,490
Other non-current assets	13,360	12,312

Total non-current assets	1,498,792	1,554,544

TOTAL ASSETS	1,766,442	1,843,388

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

2.	Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	September 30, 2016	December 31, 2015
	RMB million	RMB million
Current liabilities
Short-term borrowings	76,781	111,045
Notes payable	5,828	6,610
Accounts payable	98,543	122,318
Advances from customers	39,978	36,367
Employee compensation payable	9,132	3,812
Taxes payable	22,533	22,517
Other payables	42,989	22,400
Current portion of non-current liabilities	19,019	13,049
Other current liabilities	7,998	2,550

Total current liabilities	322,801	340,668

Non-current liabilities
Long-term borrowings	141,839	222,199
Debentures payable	135,000	98,630
Provisions	87,457	83,094
Other non-current liabilities	6,015	5,979

Total non-current liabilities	370,311	409,902

Total liabilities	693,112	750,570

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	128,141	127,834
Special reserve	9,663	7,350
Other comprehensive income	715	528
Surplus reserves	175,748	175,748
Undistributed profits	576,042	598,337

Total shareholders’ equity	1,073,330	1,092,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,766,442	1,843,388

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

3-1.	Consolidated Income Statement

	Three months ended September 30
	2016	2015
Items	RMB million	RMB million
Operating income	411,370	427,481
Less: Cost of sales	(323,003)	(328,410)
Taxes and levies on operations	(44,471)	(48,864)
Selling expenses	(15,745)	(15,813)
General and administrative expenses	(18,158)	(18,126)
Finance expenses	(5,485)	(6,737)
Asset impairment losses	(4)	43
Add: Investment income / (loss)	1,154	(264)

Operating profit	5,658	9,310

Add: Non-operating income	2,632	1,773
Less: Non-operating expenses	(1,457)	(1,659)

Profit before taxation	6,833	9,424

Less: Taxation	(2,948)	(2,124)

Net profit	3,885	7,300

Attributable to:
Equity holders of the Company	1,196	5,194
Non-controlling interests	2,689	2,106

Earnings per share
Basic earnings per share (RMB Yuan)	0.01	0.03
Diluted earnings per share (RMB Yuan)	0.01	0.03

Other comprehensive income / (loss)	1,207	(10,212)

Other comprehensive income / (loss) attributable to equity holders of the Company, net of tax	834	(7,507)

Other comprehensive income / (loss) would be reclassified to profit or loss
Including:
Share of other comprehensive income of equity-accounted investee	114	222
Gains or losses arising from changes in fair value of available-for-sale financial assets	471	22
Translation differences arising on translation of foreign currency financial statements	249	(7,751)
Other comprehensive income / (loss) attributable to non-controlling interests of the Company, net of tax	373	(2,705)

Total comprehensive income / (loss)	5,092	(2,912)

Attributable to:
Equity holders of the Company	2,030	(2,313)
Non-controlling interests	3,062	(599)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

3-2.	Consolidated Income Statement

	Nine months ended September 30
	2016	2015
Items	RMB million	RMB million
Operating income	1,150,437	1,305,105
Less: Cost of sales	(889,907)	(984,100)
Taxes and levies on operations	(136,555)	(151,825)
Selling expenses	(45,644)	(46,268)
General and administrative expenses	(58,534)	(60,517)
Finance expenses	(16,675)	(19,208)
Asset impairment losses	(83)	(39)
Add: Investment income	28,417	3,525

Operating profit	31,456	46,673

Add: Non-operating income	6,820	6,021
Less: Non-operating expenses	(4,846)	(4,836)

Profit before taxation	33,430	47,858

Less: Taxation	(12,644)	(11,969)

Net profit	20,786	35,889

Attributable to:
Equity holders of the Company	1,724	30,598
Non-controlling interests	19,062	5,291

Earnings per share
Basic earnings per share (RMB Yuan)	0.01	0.17
Diluted earnings per share (RMB Yuan)	0.01	0.17

Other comprehensive income / (loss)	6,965	(14,999)

Other comprehensive income / (loss) attributable to equity holders of the Company, net of tax	5,005	(11,860)

Other comprehensive income / (loss) would be reclassified to profit or loss
Including:
Share of other comprehensive income / (loss) of equity-accounted investee	247	(35)
Gains or losses arising from changes in fair value of available-for-sale financial assets	(479)	56
Translation differences arising on translation of foreign currency financial statements	5,237	(11,881)
Other comprehensive income / (loss) attributable to non-controlling interests of the Company, net of tax	1,960	(3,139)

Total comprehensive income	27,751	20,890

Attributable to:
Equity holders of the Company	6,729	18,738
Non-controlling interests	21,022	2,152

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

4-1.	Income Statement

	Three months ended September 30
	2016	2015
Items	RMB million	RMB million
Operating income	243,242	271,403
Less: Cost of sales	(184,617)	(203,675)
Taxes and levies on operations	(37,793)	(42,395)
Selling expenses	(11,007)	(11,200)
General and administrative expenses	(12,202)	(12,444)
Finance expenses	(4,699)	(5,567)
Asset impairment losses	(7)	(1)
Add: Investment income	1,458	6,031

Operating (loss) / profit	(5,625)	2,152

Add: Non-operating income	1,576	1,368
Less: Non-operating expenses	(1,731)	(1,536)

(Loss) / profit before taxation	(5,780)	1,984

Less: Taxation	108	(558)

Net (loss) / profit	(5,672)	1,426

(Loss) / earnings per share
Basic (loss) / earnings per share (RMB Yuan)	(0.03)	0.01
Diluted (loss) / earnings per share (RMB Yuan)	(0.03)	0.01

Other comprehensive income	132	98

Other comprehensive income attributable to equity holders of the Company, net of tax	132	98

Other comprehensive income would be reclassified to profit or loss
Including:
Share of other comprehensive income of equity accounted investee	115	212
Gains or losses arising from changes in fair value of available-for-sale financial assets	17	(114)

Total comprehensive (loss) / income	(5,540)	1,524

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

4-2.	Income Statement

	Nine months ended September 30
	2016	2015
Items	RMB million	RMB million
Operating income	711,273	817,653
Less: Cost of sales	(530,891)	(594,995)
Taxes and levies on operations	(117,828)	(134,163)
Selling expenses	(31,838)	(31,836)
General and administrative expenses	(41,644)	(43,864)
Finance expenses	(14,449)	(16,152)
Asset impairment losses	(19)	14
Add: Investment income	12,789	19,993

Operating (loss) / profit	(12,607)	16,650

Add: Non-operating income	4,318	7,635
Less: Non-operating expenses	(4,621)	(4,250)

(Loss) / profit before taxation	(12,910)	20,035

Less: Taxation	(1,134)	(1,802)

Net (loss) / profit	(14,044)	18,233

(Loss) / earnings per share
Basic (loss) / earnings per share (RMB Yuan)	(0.08)	0.10
Diluted (loss) / earnings per share (RMB Yuan)	(0.08)	0.10

Other comprehensive income / (loss)	187	(171)

Other comprehensive income / (loss) attributable to equity holders of the Company, net of tax	187	(171)

Other comprehensive income / (loss) would be reclassified to profit or loss
Including:
Share of other comprehensive income / (loss) of equity-accounted investee	237	(38)
Gains or losses arising from changes in fair value of available-for-sale financial assets	(50)	(133)

Total comprehensive (loss) / income	(13,857)	18,062

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

5.	Consolidated Cash Flow Statement

Items	Nine months ended September 30
	2016	2015
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,341,231	1,508,443
Refund of taxes and levies	1,353	1,189
Cash received relating to other operating activities	2,003	1,620

Sub-total of cash inflows	1,344,587	1,511,252

Cash paid for goods and services	(813,893)	(927,457)
Cash paid to and on behalf of employees	(79,155)	(80,522)
Payments of taxes and levies	(222,604)	(264,066)
Cash paid relating to other operating activities	(38,018)	(39,866)

Sub-total of cash outflows	(1,153,670)	(1,311,911)

Net cash flows from operating activities	190,917	199,341

Cash flows from investing activities
Cash received from disposal of investments	721	5,741
Cash received from returns on investments	11,790	8,146
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	189	375

Sub-total of cash inflows	12,700	14,262

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(118,704)	(150,950)
Cash paid to acquire investments	(1,981)	(2,582)

Sub-total of cash outflows	(120,685)	(153,532)

Net cash flows from investing activities	(107,985)	(139,270)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

5.	Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2016	2015
	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	652	289
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	652	289
Cash received from borrowings	556,355	569,516
Cash received relating to other financing activities	31	61

Sub-total of cash inflows	557,038	569,866

Cash repayments of borrowings	(573,243)	(557,228)
Cash payments for interest expenses and distribution of dividends or profits	(20,185)	(46,493)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(1,494)	(3,641)
Capital reduction of subsidiaries	(1)	(290)
Cash payments relating to other financing activities	(706)	(3,498)

Sub-total of cash outflows	(594,135)	(607,509)

Net cash flows used for financing activities	(37,097)	(37,643)

Effect of foreign exchange rate changes on cash and cash equivalents	1,339	(765)

Net increase in cash and cash equivalents	47,174	21,663
Add: Cash and cash equivalents at beginning of the period	72,773	73,778

Cash and cash equivalents at end of the period	119,947	95,441

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

6.	Company Cash Flow Statement

Items	Nine months ended September 30
	2016	2015
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	831,089	946,154
Refund of taxes and levies	437	374
Cash received relating to other operating activities	4,288	12,660

Sub-total of cash inflows	835,814	959,188

Cash paid for goods and services	(435,704)	(521,586)
Cash paid to and on behalf of employees	(56,354)	(56,999)
Payments of taxes and levies	(174,181)	(211,483)
Cash paid relating to other operating activities	(1,706)	(17,470)

Sub-total of cash outflows	(667,945)	(807,538)

Net cash flows from operating activities	167,869	151,650

Cash flows from investing activities
Cash received from disposal of investments	53,503	686
Cash received from returns on investments	10,549	26,740
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	146	261

Sub-total of cash inflows	64,198	27,687

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(84,017)	(109,211)
Cash paid to acquire investments	(24,548)	(1,442)

Sub-total of cash outflows	(108,565)	(110,653)

Net cash flows from investing activities	(44,367)	(82,966)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong

6.	Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2016	2015
	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	251,764	252,543
Cash received relating to other financing activities	25	40

Sub-total of cash inflows	251,789	252,583

Cash repayments of borrowings	(324,058)	(263,471)
Cash payments for interest expenses and distribution of dividends or profits	(17,174)	(50,809)

Sub-total of cash outflows	(341,232)	(314,280)

Net cash flows from financing activities	(89,443)	(61,697)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	34,059	6,987
Add: Cash and cash equivalents at beginning of the period	12,970	38,507

Cash and cash equivalents at end of the period	47,029	45,494

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Zhao Dong